Sit Mutual Funds
3300 IDS Center, 80 South Eighth Street
Minneapolis, MN 55402
612-332-5580

March 18, 2015

VIA EDGAR & FEDERAL EXPRESS

Ms. Deborah O’Neal-Johnson
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Sit Mutual Funds, Inc. (the “Registrant”) File Nos. 33-42101 and 811-06373 Series ID: S000048642; Class IDs: C000153295 & C000153296

Dear Ms. O’Neal-Johnson:

This is correspondence in connection with the Post-Effective Amendment to the Registrant’s Registration Statement on Form N-1A filed on January 13, 2015. This correspondence is filed to reflect changes made in response to your comments provided to me via the telephone on February 27, 2015 and other changes. Such changes will be reflected in the Post-Effective Amendment to the Registrant’s Registration Statement to be filed the week of March 23, 2015.

Our response to each of your comments is provided below.

Comment 1.      Prospectus Page 1.  Fees and Expenses of the Fund.

You asked that we confirm that there are no fund expenses other than the expenses set forth in the Fee Table in the “Fees and Expenses of the Fund” section. We confirm this is accurate.

Comment 2.      Prospectus Page 1.  Fees and Expenses of the Fund.

In the Fee Table in the “Fees and Expenses of the Fund” section, you asked that we remove the Acquired Fund Fees and Expenses and corresponding footnote if the estimate is zero.

In response to your comment, we estimate the acquired fund fees to be zero, and have removed the “Acquired Fund Fees and Expenses” line item and corresponding footnote from the Fee Table.

Comment 3.      Prospectus Page 1.  Principal Investment Strategies.

You asked that we include the maturities of the U.S. Treasury securities in which the Fund may invest. In response to your comment, we added references to Treasury bills, notes and bonds. The revised marked language is as follows:

The Fund may invest the balance of its assets in preferred stocks, convertible bonds, U.S. Treasury securities (including Treasury bills, notes and bonds), closed-end investment companies, and master limited partnerships.

Deborah O’Neal-Johnson

March 18, 2015

Comment 4.      Prospectus Page 2.  Principal Investment Strategies.

You asked that we confirm that the Fund does not anticipate investing a significant portion of its assets in companies with capitalizations at the upper end of the range of the cap sizes within the Fund’s benchmark index (i.e. $10.6 billion). We confirm that the Fund does not intend to invest in the upper end of the range of cap sizes of the Fund’s benchmark index.

Comment 5.      Prospectus Page 2.  Principal Investment Risks.

You asked that we include the risk associated with investing in a new fund in the Principal Investment Risks section.

In response to your comment, we added a “New Fund Risk” disclosure to the Principal Investment Risks beginning on page 2 and the “More on the Fund’s Risks” beginning on page 5. The risk disclosures are as follows:

PRINCIPAL INVESTMENT RISKS

>	New Fund Risk: The Fund’s inception is March 31, 2015. There can be no assurance that the Fund will grow to or maintain an economically viable size, in which case the Board of Directors may determine to liquidate the Fund.

MORE ON THE FUND’S RISKS

New Fund Risk:  The Fund’s inception is March 31, 2015. There can be no assurance that the Fund will grow to or maintain an economically viable size, in which case the Board of Directors may determine to liquidate the Fund. The timing of any liquidation may not be favorable to certain individual shareholders.

Comment 6.      Prospectus Page 3.  Investment Adviser and Portfolio Managers.

You asked that we add the date of the Fund’s inception to each of the named primary portfolio managers of the Fund.

In response to your comment, the revised marked language is as follows:

The primary portfolio managers of the Fund are:

Roger J. Sit, Chairman and President. Mr. Sit has served as Chief Investment Officer of the Fund since its inception on March 31, 2015.

Kent L. Johnson, Vice President – Investments. Mr. Johnson has served as Portfolio Manager of the Fund since its inception on March 31, 2015.

Robert W. Sit, Vice President – Investments. Mr. Sit has served as Portfolio Manager of the Fund since its inception on March 31, 2015.

Michael T. Manns, Vice President – Research and Investment Management of the Adviser. Mr. Manns has served as Portfolio Manager of the Fund since its inception on March 31, 2015.

Deborah O’Neal-Johnson

March 18, 2015

Comment 7.      Prospectus Page 3.  Tax Information.

You asked that we add a disclosure that withdrawals from IRAs may be taxable. In response to your comment, we have revised the “Tax Information” section as follows (changes marked):

The Fund’s distributions are generally taxable to you as ordinary income or capital gains, or a combination of the two, unless you are investing through a tax-deferred arrangement such as a 401(k) plan or an individual retirement account which may be taxable upon withdrawal from the tax-deferred arrangement.

Other changes made to the Registration Statement include the following:

•	Part C Exhibits unavailable at the time of the January 13, 2015 filing under Rule 485(a) are included; and
•	Correction of typographical errors and other non-material changes.

The Registrant hereby acknowledges the following:

The disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the Registration Statement may not be asserted as a defense in any proceeding which may be brought by any person with respect to this matter. The Registrant also represents to the Securities and Exchange Commission (the “Commission”) that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that they will not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

I trust that this response has fully and satisfactorily addressed each of your comments. If you have any questions, please call me at 612-359-2536.

Sincerely,
/s/ Paul E. Rasmussen
Paul E. Rasmussen
Vice President & Treasurer

cc:   Michael J. Radmer